SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Office Depot, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 per share	676220106
(Title of Classes of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Elisa D. Garcia C., Esq.

Executive Vice President and General Counsel

Office Depot, Inc.

6600 North Military Trail

Boca Raton, Florida 33496

(561) 438-4800

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies To:

Amy Bowerman Freed, Esq.

Hogan Lovells US LLP

875 Third Avenue

New York, NY 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$8,612,770	$615

*	Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,811,003 shares of common stock of Office Depot, Inc. having an aggregate value of $8,612,770 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes option valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$615	Filing Party:	Office Depot, Inc.
Form or Registration No.:	005-39925	Date Filed:	May 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on May 19, 2010, Amendment No. 2 to the Schedule TO filed with the SEC on June 4, 2010, Amendment No. 3 filed with the SEC on June 7, 2010 and Amendment No. 4 filed with the SEC on June 7, 2010, relating to an offer by Office Depot, Inc., a Delaware corporation (the “Company”), to exchange outstanding options to purchase shares of the Company’s common stock granted prior to May 10, 2009, that have an exercise price per share greater than $11.00 and whose terms will not expire before the expiration date of this exchange offer (the “Exchange Offer”). This Amendment No. 5 is intended to satisfy the reporting requirements of Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 5 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 5, the information contained in the Schedule TO remains unchanged and this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Exchange.

Item 4.	Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 12:01 a.m., Eastern Time, on June 8, 2010. Pursuant to the Exchange Offer, 3,739,557 Eligible Options were tendered, representing 79% of the total Eligible Options for exchange in the Exchange Offer. On June 8, 2010, the Company granted an aggregate of 1,350,709 New Options in exchange for the Eligible Options surrendered in the Exchange Offer. The exercise price of the New Options is $5.13, which was the closing price of Office Depot common stock on June 8, 2010 as reported by the New York Stock Exchange. The aggregate cash payment that will be made to Eligible Employees who held 1,000 or fewer Eligible Options and Eligible Employees located in Japan in exchange for the Eligible Options surrendered in the Exchange Offer will be approximately $5,500.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICE DEPOT, INC.

/s/ Elisa D. Garcia C.
Elisa D. Garcia C.
Executive Vice President and General Counsel

Date: June 9, 2010